

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2023

David Hamamoto
Co-Chief Executive Officer
DiamondHead Holdings Corp.
250 Park Ave., 7th Floor
New York, New York 10177

      Re: DiamondHead Holdings Corp.
          Amendment No. 2 to Registration Statement on Form S-4
          Filed December 27, 2022
          File No. 333-267820

Dear David Hamamoto:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2022, letter.

Amendment No. 2 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information, page 70

1.   We note your response to our comment 8 and your revisions to your filing. Please address the following:
   - We continue to be unclear what your basis for the assumption that closing indebtedness less closing cash will be $93 million. Please clarify for us and in your filing your basis for this assumption.
   - Please revise your disclosure in note 1 and note 6 to your unaudited pro forma condensed combined financial information to discuss this variability. Your revisions should include quantitative information. Reference is made to Rule 11-02 of Regulation S-X.

<u>Executive Compensation of GSH , page 202</u>

2. Please update the compensation disclosure to include compensation for fiscal year ended December 31, 2022.

You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Robert Downes